SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated June 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: June 29, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

RE-DESIGNATION OF DIRECTOR OF THE COMPANY

The Board of Directors of PCCW Limited is pleased to announce that Dr Fan Xingcha, a Non-executive Director of the Company, shall be re-designated as an Executive Director of the Company with effect from 1 July 2005.

The Board of Directors (the “Board”) of PCCW Limited (the “Company”) is pleased to announce that Dr Fan Xingcha (“Dr Fan”), a Non-executive Director of the Company, shall be re-designated as an Executive Director of the Company with effect from 1 July 2005.

Dr Fan, aged 40, became a Non-executive Director and a member of the PRC Business Development Committee and the Finance and Management Committee of the Company on 1 April 2005. Since April 2000, Dr Fan has served as Vice President of Strategy and Business Development and Executive Vice President of Operations of China Netcom (Holdings) Company Limited (“China Netcom Holdings”), and Chief Financial Officer of China Netcom Group Corporation (Hong Kong) Limited. Prior to joining China Netcom Holdings, Dr Fan was a senior consultant of McKinsey & Company in its Shanghai office. Dr Fan received a Ph.D. degree in computer science from Flinders University in 1996 and a master’s degree in electrical engineering from Southeast University in China in 1987.

Other than the positions held within the group of companies of China Network Communications Group Corporation as disclosed above, Dr Fan does not have any relationships with any other Directors, senior management or substantial or controlling shareholders of the Company. He does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Dr Fan.

Save as disclosed above, there are no other matters related to the re-designation of Dr Fan as an Executive Director of the Company that need to be brought to the attention of the shareholders of the Company.

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 29 June 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy
Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman);Dr Fan Xingcha

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta;
The Hon Raymond George Hardenbergh Seitz

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